March 22, 2011

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Mill City Gold Corp.
Amendment No. 1 to Registration Statement on Form 20-F
Filed on February 28, 2011
File No. 0-54242

Dear Ms. Parker:

On behalf of Mill City Gold Corp. (the “Company”), Amendment No. 2 to the registration statement on Form 20-F is being filed.

The comments of the Staff in its letter dated March 15, 2011, have been addressed in this filing pursuant to your request.  The comments are set forth below, together with the Company’s responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending three hard copies of this letter, together with three hard copies of the Amendment, including exhibits, marked to show all of the changes.  The numbers circled in the margin correspond to the number of the comment.

Amendment No. 1 to Registration Statement on Form 20FR-12G, filed February 28, 2011

Key Information, page 8

Selected Financial Data, page 8

1.
We note that in response to comment six in our letter to you, dated February 10, 2011, you have modified the GAAP reconciliations in this section.  However, the GAAP reconciliations for the interim cash flow activities do not agree to the corresponding presentations on page FF-16 and it appears that your columnar cash flow detail and labeling on pages FF-12 and FF-16 need to be corrected to reflect the nine months ended September 30, 2009 and 2010.  Please revise accordingly.

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
March 22, 2011

Response:  Complied.  See pages 9, FF-12 and FF-16.

Risk Factors, page 12

2.	Please tell us why you deleted the risk factor regarding the “penny stock” regulations.

Response:  Pursuant to Rule 3a51-1(g), an equity security is not a penny stock if the issuer has net tangible assets (i.e., total assets less intangible assets and liabilities) in excess of $2,000,000 so long as the issuer has been in continuous operation for at least three years.  Mill City Gold Corp. has been in continuous operation since 2002.  Net tangible assets at December 31, 2009 and September 30, 2010 are US$2,402,470 and US$2,217,881, respectively.

Major Shareholders and Related Party Transactions, page 40

Related Party Transactions, page 40

3.
We note your responses to prior comments 10 and 11 from our letter to you, dated February 10, 2011.  Please expand your disclosure to discuss the nature of the arrangement governing the management fees and secretarial and administrative services fees.  Discuss how and by whom the fees were negotiated and determined.  Tell us if you have written agreements relating to these arrangements, and if so, please file them as exhibits.  Tell us why these fees are not for services typically rendered by a CEO or Corporate Secretary, such that they should be considered part of Mr. and Ms. Brown’s salaries, rather than as part of “other compensation.”

Response:  Complied.  See page 40.  As disclosed on page 40, the agreements that originally documented these compensation arrangements were entered into on January 1, 2005 and expired on March 31, 2009 in James Brown’s case and on December 31, 2007 in Janice Brown’s case.  Therefore, they are not filed as exhibits.  The fees for these services have been characterized as “Other Compensation” instead of “Salary”, as “salary” in Canada implies that the recipient is an employee of the issuer to and for whom benefits are paid.  As the Brown’s are paid fees for services only and are not paid any other benefits, these amounts have been characterized as “other compensation”.

4.
We note your response to prior comment 11 from our letter to you, dated February 10, 2011.  However, we also note your disclosures with respect to “rent fees” to a related party in Note 9 to the Audited Financial Statements on page F-18.  Please advise.

Response:   The disclosure on page 40 has been expanded to describe the payment of rent to Janice Brown.

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
March 22, 2011

The Company’s requested acknowledgements are enclosed with this letter.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage
Fay M. Matsukage

Enclosure

Cc:	Mill City Gold Corp.
D+H Group LLP

[MILL CITY GOLD CORP. LETTERHEAD]

March 22, 2011

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Mill City Gold Corp.
Amendment No. 1 to Registration Statement on Form 20-F
Filed on February 28, 2011
File No. 0-54242

Dear Ms. Parker:

Please be advised that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James R. Brown

James R. Brown, President